For Immediate Release                                                                                                Date: May 25, 2010
10-22-TR

Teck Resources to Renew Debt Shelf Prospectus

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it has filed a preliminary short form base debt shelf prospectus under the Multijurisdictional Disclosure System.  The base shelf prospectus renews Teck’s former US$6.0 billion debt shelf prospectus, which expired in December 2009. When final, the new shelf prospectus will qualify up to US$6.0 billion of debt securities for sale in the United States over a period of 25 months from the date the prospectus becomes final, and will permit Teck to access the debt capital markets over that period as and when deemed appropriate.

A copy of the preliminary short form base shelf prospectus can be obtained on request from our Corporate Secretary, Teck Resources Limited, Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3, facsimile: (604) 699-4000.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information include statements regarding Teck's expectations regarding the availability of the shelf prospectus and Teck’s ability to access the capital markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Factors that may cause actual results to vary include, but are not limited to, potential regulatory actions in respect of the shelf prospectus and the availability of financing in the debt markets. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:
Marcia Smith
Vice President, Corporate Affairs
Teck Resources Limited
(604) 699-4616